June 12, 2025

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacy Gama

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed June 6, 2025 File No: 333-287826

Dear Ms. Gama:

Reference is made to our letter, filed as correspondence via EDGAR on June 6, 2025, requesting acceleration of effectiveness of the above-referenced Registration Statement for Tuesday, June 10, 2025 at 9:00 a.m. Eastern Time, which was amended via telephone and email to Wednesday, June 12, 2025 at 5:00 p.m.

We are no longer requesting that such Registration Statement be declared effective at the time mentioned above, and we hereby formally withdraw our request for acceleration of the above referenced effective date.

Very truly yours,

ADIAL PHARMACEUITCALS, INC.

By:	/s/ Cary Claiborne
	Name:	Cary Claiborne
	Title:	Chief Executive Officer

cc:   Leslie Marlow, Blank Rome LLP